Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 of our 2004 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of July 25, 2005.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Cable Inc.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are Canada’s largest cable television company, serving approximately 2.24 million basic cable subscribers at June 30, 2005, representing approximately 29% of basic cable subscribers in Canada. At June 30, 2005, we provided digital cable services to approximately 769,100 households and Internet service to over one million subscribers.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Ontario cable systems, which comprise approximately 90% of our basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our advanced broadband networks, we offer a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At June 30, 2005, 96% of our total cable plant was two-way addressable and able to offer high-speed Internet service, approximately 99% of the homes passed in our service areas were able to receive digital cable services and approximately 85% of the homes passed in our service areas had Video-on-Demand (“VOD”) available.

In addition, we have deployed an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services to approximately 54% of our homes passed and are continuing to deploy this network across the remainder of our cable service areas. On July 1, 2005, we began to introduce our Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone over-cable service will be rolled out across Rogers' other cable areas over the coming months.

We also offer digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 308 Rogers Video stores at June 30, 2005, many of which provide customers with the ability to purchase Rogers’ cable and wireless products and services, to pay their Rogers’ cable television, Internet or wireless bills and to pick up or return Rogers digital cable and Internet equipment.

Rogers Cable Inc.	1	Second Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Second Quarter Ended June 30, 2005

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Core cable	$319.1	$306.9	4.0	$637.2	$617.0	3.3
Internet	107.3	91.8	16.9	211.7	181.6	16.6
Total cable revenue	426.4	398.7	6.9	848.9	798.6	6.3
Video stores	74.7	76.9	(2.9)	158.4	150.8	5.0
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Total operating revenue	500.1	474.8	5.3	1,005.3	947.9	6.1
Operating expenses
Cost of Video stores sales	34.1	36.9	(7.6)	72.6	69.9	3.9
Sales and marketing expenses	67.9	58.3	16.5	132.4	117.7	12.5
Operating, general and administrative expenses	227.6	207.1	9.9	450.1	417.3	7.9
Management fees	9.9	9.5	4.2	20.0	19.0	5.3
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Total operating expense	338.5	311.0	8.8	673.1	622.4	8.1
Operating profit (1)
Cable	168.8	167.3	0.9	342.3	333.5	2.6
Video stores	2.7	6.0	(55.0)	9.9	11.0	(10.0)
Management fees	(9.9)	(9.5)	4.2	(20.0)	(19.0)	5.3
Total operating profit	161.6	163.8	(1.3)	332.2	325.5	2.1
Depreciation and amortization	115.5	117.5	(1.7)	239.6	236.2	1.4
Operating income	46.1	46.3	(0.4)	92.6	89.3	3.7
Interest expense	(64.4)	(60.8)	5.9	(134.1)	(120.9)	10.9
Foreign exchange loss	(2.5)	(39.6)	(93.7)	(3.4)	(59.2)	(94.3)
Loss on repayment of long-term debt	-	-	-	-	(18.0)	-
Gain on sale of investments	2.3	-	-	2.8	-	-
Change in the fair value of derivative instruments	0.2	21.6	(99.1)	1.2	39.8	(97.0)
Other income (expense)	-	0.2	-	-	(0.9)	-
Income tax expense	(1.4)	(1.8)	(22.2)	(2.8)	(2.8)	-
Loss for the period	$(19.7)	$(34.1)	(42.2)	$(43.7) $	(72.7)	(39.9)
Loss per share, basic and diluted	$(0.09)	$(0.16)	-	$(0.20) $	(0.33)	-
Additions to property, plant and equipment (1)	$181.7	$126.5	43.6	297.5	218.1	36.4
Operating profit margin: (1)
Cable	39.6%	42.0%		40.3%	41.8%
Video stores	3.6%	7.8%		6.3%	7.3%

(1)    As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin” and “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment (“PP&E”)” sections.

Rogers Cable Inc.	2	Second Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Homes passed					3,333.2	3,248.5	84.7	2.6
Customer relationships (1)					2,358.4	2,335.2	23.2	1.0
Customer relationships, net additions/(losses) (1)	(4.3)	(8.6)	4.3	50.0	2.5	(4.1)	6.6	-
Revenue generating units (1)					4,029.1	3,678.2	350.9	9.5
Revenue generating units, net additions (1)	79.2	33.3	45.9	137.8	162.4	95.7	66.7	69.7
Basic cable subscribers					2,238.3	2,252.2	(13.9)	(0.6)
Basic cable, net losses	(11.1)	(13.8)	2.7	19.6	(16.3)	(17.2)	0.9	5.2
Core cable ARPU (2)	$47.39	$45.29	$2.10	4.6	$47.24	$45.44	$1.80	4.0
Internet subscribers					1,021.7	836.3	185.4	22.2
Internet, net additions	33.4	20.6	12.8	62.1	85.0	58.5	26.5	45.3
Internet ARPU (2)	$35.55	$36.97	$(1.42)	(3.8)	$35.83	$37.24	$(1.41)	(3.8)
Digital terminals in service					924.0	681.3	242.7	35.6
Digital terminals, net additions	75.4	32.9	42.5	129.2	128.4	67.6	60.8	89.9
Digital households					769.1	589.7	179.4	30.4
Digital households, net additions	56.9	26.5	30.4	114.7	93.7	54.5	39.2	71.9

(1)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”.
(2)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”.

Core Cable Revenue

The increase in Core Cable revenue of 4.0% and the average monthly revenue per subscriber (“ARPU”) increase to $47.39 from $45.29 compared to the prior year reflect the growing penetration of our digital products, our continued up-selling of customers into enhanced programming packages, and pricing increases, partially offset by the impact of discounts associated with increasing adoption of our bundled offerings at a 15% bundled pricing discount and the slight decreases in basic and tier subscriber levels. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective as soon as systems permit, Rogers is revamping its Better Choice Bundles plans. Under the modified plans which will apply to sales of new bundles, the discount for bundled offerings would begin at 5% for two core products, increasing by 5% for each additional product added to the bundle up to 15% only if a subscriber were to take all four of our core services (cable, Internet, wireless and Rogers Home Phone).

During the first half of 2005, the digital subscriber base grew by 30.4% from the prior year. The promotion of Rogers Better Choice Bundles combined with our Personal TV marketing program were the driving contributors to the growth in our digital subscriber base of 56,900 and 93,700 customers in the three and six months ended June 30, 2005, respectively. The popularity of our on-demand services continues to increase and we believe these services will be further enhanced by our recent agreement with Sony Pictures for access to its extensive content library. We have studio agreements covering approximately 60% of the current Hollywood film output and Rogers’ subscribers can now access over 2,000 titles of VOD content.

Internet Revenue

The growth in Internet revenue primarily reflects the 22.2% increase in the number of Internet subscribers from the previous year. We believe this increase is due primarily to our marketing of our feature rich Rogers Yahoo! offering and Rogers Better Choice Bundle promotions. Our marketing

Rogers Cable Inc.	3	Second Quarter 2005

efforts in 2005 also recognize and attract customers with varying needs which has resulted in higher penetration for our lower-priced entry level Internet offerings. Average monthly revenue per Internet subscriber for the three month period ended June 30, 2005 decreased to $35.55 from $36.97 for the corresponding 2004 period reflecting the increase in discounting and lower-priced offerings.

During the quarter, we celebrated the tenth anniversary of our launch of high-speed Internet access service and reached a milestone by growing our subscriber base to over one million Internet subscribers. Net Internet additions of 33,400 in the quarter grew 62.1% compared to the same period last year and we now have 40.3% Internet penetration of basic cable households, and 30.7% Internet penetration as a percentage of homes passed.

Video Stores Revenue

During the second quarter of 2005, revenues at our Rogers Video (“Video”) stores were impacted by a combination of aggressive competition and a lack of hit movie titles compared to last year’s second quarter. While both dollars per transaction and the number of stores increased, same store revenues decreased by 10.9% compared to the prior year due to reduced visits. (“Same stores” are stores that were open for the full quarters in both 2005 and 2004). To counter competitive offerings, Rogers Video recently launched a series of initiatives: selected in-stock guarantee programs, extended rental periods, a fastback payback program, and the launch of an online subscription mail-delivered DVD rental service, Rogers Video Direct.

Cable and Video Stores Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$34.6	$28.4	21.8	$66.2	$56.1	18.0
Operating, general and administrative expenses	223.0	203.0	9.9	440.4	409.0	7.7
Total Cable operating expenses	257.6	231.4	11.3	506.6	465.1	8.9
Video stores operating expenses
Cost of sales	34.1	36.9	(7.6)	72.6	69.9	3.9
Sales and marketing expenses	33.3	29.9	11.4	66.2	61.6	7.5
Operating, general and administrative expenses	4.6	4.1	12.2	9.7	8.3	16.9
Total Video stores operating expenses	72.0	70.9	1.6	148.5	139.8	6.2
Management fees	9.9	9.5	4.2	20.0	19.0	5.3
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Operating expenses	$338.5	$311.0	8.8	$673.1	$622.4	8.1

Our Cable sales and marketing expenses increased as we continued to aggressively promote our unique digital cable advantages versus satellite, while the marketing of our Internet offerings concentrated on the benefits of the enhanced features provided by Rogers Yahoo! These increased sales and marketing efforts successfully drove the increases in our digital and Internet subscriber levels as well as, resulted in improvements in customer awareness and satisfaction.

The substantial increase in digital penetration resulted in higher operating, general and administration expenses related to customer premises equipment sales, programming, and increased deployment costs. Price increase notifications and marketing campaigns such as Personal TV and Digital Photos drove increased calls to our call centres. The continued increase in Internet penetration also brings incremental operating costs as well as increased costs associated with the significantly enhanced features embedded in the Rogers Yahoo! product offering.

Rogers Cable Inc.	4	Second Quarter 2005

The year-over-year growth in Video store operating expenses relates primarily to increased marketing and operating, general and administrative expenses relating to store growth. Cost of sales decreased by $2.8 million in the second quarter of 2005 as a result of lower sales and rental volumes.

Operating Profit

The revenue and expense changes described above resulted in operating profit from Core Cable services increasing by 0.9% for the second quarter and total Cable operating profit decreasing by 1.3% compared to the same quarter last year. These changes also resulted in a year-over-year decline of Core Cable operating margin to 39.6% in the three months ended June 30, 2005, compared to 42.0% in the corresponding period of 2004. Video stores also experienced a margin decline to 3.6% from 7.8% in the second quarter of 2004 due to the combination of lower sales and increased marketing and operating expenses.

Reconciliation of Operating Profit to Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2005 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$161.6	$163.8	(1.3)	$332.2	$325.5	2.1
Depreciation and amortization	(115.5)	(117.5)	(1.7)	(239.6)	(236.2)	1.4
Operating income	46.1	46.3	(0.4)	92.6	89.3	3.7
Interest expense	(64.4)	(60.8)	5.9	(134.1)	(120.9)	10.9
Foreign exchange loss	(2.5)	(39.6)	(93.7)	(3.4)	(59.2)	(94.3)
Change in the fair value of derivative instruments	0.2	21.5	(99.1)	1.2	39.8	(97.0)
Loss on repayment of long-term debt	-	-	-	-	(18.0)	-
Gain on sale of investments	2.3	-	-	2.8	-	-
Other income (expense)	-	0.3	-	-	(0.9)	-
Income tax expense	(1.4)	(1.8)	(22.2)	(2.8)	(2.8)	-
Loss for the period	$(19.7)	$(34.1)	(42.2)	$(43.7)	$(72.7)	(39.9)

(1) As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

The depreciation and amortization expense in the three and six months ended June 30, 2005 has not changed significantly from the previous year. In the second quarter of 2005, depreciation expense increased due to the higher asset levels associated with the increased additions to PP&E, but this was more than offset by declining amortization related to intangible assets and pre-operating costs.

Operating Income

Operating income for the three months ended June 30, 2005 decreased to $46.1 million, a modest decline of $0.2 million, or 0.4%, from the $46.3 million earned in the corresponding period of 2004. On a year-to-date basis, operating income increased by 3.7% to $92.6 million.

Interest on Long-Term Debt

Interest expense, including interest expense on intercompany debt, increased marginally by $3.7 million to $64.4 million over the same period last year due to slightly higher debt levels offset by a lower average cost of borrowing due to certain debt refinancings in the first quarter of 2004.

Rogers Cable Inc.	5	Second Quarter 2005

Foreign Exchange Loss

During each of the three and six month periods ended June 30, 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains or losses were therefore recorded in income. Hedge accounting was applied during each of the three and six months periods ended June 30, 2005 so the foreign exchange gains or loss on 93.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes was offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements.

In addition to the impact of hedge accounting, the $2.5 million foreign exchange loss in the three month period ending June 30, 2005 ($3.4 million loss - six months ended June 30, 2005) was a significant reduction from the $39.6 million foreign exchange loss in the corresponding period of 2004 ($59.2 million loss - six months ended June 30, 2004) given the narrower weakening of the Canadian dollar relative to the U.S. dollar during these periods of 2005 relative to 2004. During the three months ended June 30, 2004, the Canadian dollar weakened by 2.3 cents compared to a 1.6 cent decrease in the Canadian dollar in the same period of 2005, from $1.2096 at March 31, 2005 to $1.2256 at June 30, 2005. During the six months ended June 30, 2004, the Canadian dollar weakened by 4.1 cents compared to a 2.2 cent decrease in the Canadian dollar in the same period of 2005.

Change in Fair Value of Derivative Instruments

For the three and six months ended June 30, 2005, the changes in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in gains of $0.2 million and $1.2 million, respectively.

Loss on Repayment of Long-Term Debt

In February 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

Gain on the Sale of Investments

For the three months ended June 30, 2005, we realized a gain of $2.3 million on sale of investments associated with the sale of certain non-core investments.

Income Taxes

Income taxes for the three months ended June 30, 2005 and for the corresponding period in 2004 consisted primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. We categorize our additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Core Cable additions to PP&E are classified into the following five categories:

Rogers Cable Inc.	6	Second Quarter 2005

•   Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Customer premises equipment	$63.3	$55.0	15.1	$107.6	$93.7	14.8
Scaleable infrastructure	66.5	28.8	130.9	103.8	44.5	133.3
Line extensions	13.6	11.7	16.2	29.8	23.0	29.6
Upgrade and rebuild	1.0	13.6	-	1.0	25.0	-
Support capital	33.0	14.8	123.0	47.5	26.6	78.6
Additions to Core Cable PP&E	177.4	123.9	43.2	289.7	212.8	36.1
Additions to Rogers Video stores PP&E	4.3	2.6	65.4	7.8	5.3	47.2
Additions to Rogers Cable PP&E	$181.7	$126.5	43.6	$297.5	$218.1	36.4

Spending on scaleable infrastructure has increased primarily due to the voice-over-cable telephony initiative and enhancements to the IP and transport networks and our VOD network. The increased spending for customer premises equipment relates to the significant growth in the number of digital terminals in service and an increase within that mix towards higher priced PVR and HDTV digital terminals. Support capital has increased as a result of spending on our voice-over-cable telephony initiative. These increases were partially offset by reduced spending on upgrades and rebuilds. Total PP&E spending on our cable telephony initiative totalled $35.0 million in the quarter and $58.9 million on a year-to-date basis.

Additions to Video store PP&E was also higher in each period in 2005 due to the opening of seven new stores in the first quarter of 2005, the opening of seven additional new stores in the second quarter of 2005, combined with the purchase of certain computer equipment and leasehold improvements for existing stores.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period was $111.8 million for the three month period ended June 30, 2005 compared to $119.9 million in the corresponding period of 2004.

Taking into account the changes in non-cash working capital items for the three month period ended June 30, 2005, cash generated from operations decreased by $6.6 million to $119.1 million compared to $125.7 million in the corresponding period of 2004.

Funds raised in the three month period ended June 30, 2005, totalled $483.4 million comprised of cash flow from operations of $119.1 million together with $362.0 million net proceeds from intercompany advances received from RCI and $2.3 million from the sale of investments.

Rogers Cable Inc.	7	Second Quarter 2005

Funds used during the three month period ended June 30, 2005 totalled approximately $487.9 million, the details of which include:

•	$172.5 million additions to PP&E which is net of $9.2 million change in non-cash working capital;

•	$271.0 million net repayments of outstanding advances under the bank credit facility;

•	additions to video rental and DVD inventory of $17.1 million;

•	capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions;

•	$6.9 million of pre-operating costs incurred related to our voice-over-cable telephony initiative; and

•	financing costs of $2.4 million.

Taking into account the cash deficiency of $16.1 million at the beginning of the period, the cash deficiency at the end of the period was $20.6 million.

Financing

Our long-term financial instruments are described in Notes 8 and 9 to the 2004 Annual Audited Consolidated Financial Statements.

In June 2005, we amended our bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

Other than an aggregate of $271.0 million net repayments of outstanding advances under the bank credit facility utilizing a portion of the $362.0 million net proceeds of inter-company advances from RCI, there were no other changes to our long term financing during the three-month period ended June 30, 2005.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

As a result of the repayment of the US$291.5 million 10% Senior Secured Second Priority Notes due 2005, together with the maturity of two cross-currency interest rate exchange agreements in the

Rogers Cable Inc.	8	Second Quarter 2005

aggregate principal amount of US$333.4 million, there was little change on either an accounting basis or on an economic basis, from that disclosed in our 2004 Annual MD&A, in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements. As at March 31, 2005, 93.1% of our U.S. dollar-denominated debt was hedged both on an economic basis and on an accounting basis.

There was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005. As a result, at June 30, 2005, 93.1% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis.

(In millions of dollars, except percentages)		June 30, 2005		December 31, 2004
U.S. dollar-denominated long-term debt	US	$1,643.7	US	$1,935.2

Hedged with cross-currency interest rate exchange agreements	US	$1,530.0	US	$1,863.4

Hedged exchange rate		1.3837		1.3888

Percent hedged		93.1	% (1)	96.3%
Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$1,530.0	US	$1,863.4
at US $ fixed rate of		6.87%		7.43%
to Cdn $ fixed rate of		7.62%		8.36%
on Cdn $ principal of	Cdn	$2,117.0	Cdn	$2,587.9
Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$2,993.0	Cdn	$3,299.9
Total long-term debt at fixed rates	Cdn	$2,882.0	Cdn	$3,299.9
Percent of long-term debt fixed		96.3%		100.0%
Weighted average interest rate on long-term debt		7.68%		8.33%

(1)    Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2005, Cable accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 93.1% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.
(2)    Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

There were no changes in our outstanding shares during the six months ended June 30, 2005.

Dividends and Distributions

During each quarter in the first half of 2005, we distributed $18.0 million to RCI as a return of capital. The distributions totalling $36.0 million for the six months were recorded as a reduction in the stated

Rogers Cable Inc.	9	Second Quarter 2005

capital of our Class B Common shares and were permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime and this panel may review the foreign ownership rules applicable to telecommunications.

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of significant competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by an appeals court in the quarter ended March 31, 2005.

Rogers Cable Inc.	10	Second Quarter 2005

UPDATE TO RISKS AND UNCERTAINTIES

Our risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004, are as follows:

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase our Costs and Adversely Affect our Business.

We require access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (OEB) asking it to set a pole rate for all hydroelectric distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The decision gives the CCTA and the LDCs four months to negotiate a model agreement for cable attachments to hydro poles. Any unresolved issues will be reported to the OEB for a final decision. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

Appeals of the CRTC’s Regime for Local Telephone Competition Could Affect our Delivery of Local Telephone Service.

On February 23, 2005, the Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel has now been appointed and they have issued a Consultation Paper. On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March of 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision was in line with Rogers’ expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anticompetitive conduct. Bell and Telus have announced that they will appeal the decision to the Federal Cabinet. Also on June 13, 2005 Bell, SaskTel and Telus filed a leave application with the Federal Court of Appeal challenging the constitutionality of the winback rules, another protection for new entrants. If any of these proceedings or processes weaken the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2004 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts; and
•	Customer relationships and revenue generating units (“RGU”).

Rogers Cable Inc.	11	Second Quarter 2005

We refer to three additional non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), change in fair value of derivative instruments, loss on repayment of long-term debt, dividend income, writedown of investments, gains on the sales of subsidiaries and investments, and other income (expense). When we calculate operating profit for each of our cable and video segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating income before depreciation and amortization (“OIBDA”) We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP.

Operating Profit Margin

We calculate total operating profit margin after management fees by dividing operating profit by revenue. In the case of our cable segment operating profit margin, total cable operating profit before management fees is divided by total cable revenue, and for our video segment, video operating profit before management fees is divided by video revenue. This measure is not a defined term under Canadian or U.S. GAAP. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on this calculation.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable and Internet business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these additions. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian or U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.

Rogers Cable Inc.	12	Second Quarter 2005

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2004 annual MD&A. The amounts disclosed in the following table reflect intercompany charges for capital and operating expenditures:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$9,971	$9,497	$20,076	$18,958
Interest on notes payable	4,770	-	6,888	-
Interest related to capital leases	4	7	8	14
Cost of shared operating expenses	24,675	19,716	46,235	39,976
Additions to PP&E	13,936	3,252	16,732	5,363
	53,356	32,472	89,939	64,311
RWI:
Wireless products and services	1,001	769	1,737	1,642
Wireless products and services for resale	8,589	5,218	11,749	7,014
Transmission facilities	(326)	(110)	(652)	(220)
Rent expense	1,284	1,013	2,567	2,024
Consolidated billing services (1)	1,337	588	2,576	1,164
Subscriber activation commissions and customer service	(7,014)	(3,705)	(14,003)	(8,501)
Cost of PP&E	-	-	125	-
	4,871	3,773	4,099	3,123
Media:
Access fees	(1,907)	(1,574)	(3,627)	(3,030)
Advertising and production costs	540	532	747	980
Sales commissions	273	283	530	565
Programming fees	6,070	5,201	11,267	10,389
	4,976	4,442	8,917	8,904
Other:
Programming fees paid to related broadcasters	4,723	4,006	9,214	9,133
	4,723	4,006	9,214	9,133
	$67,926	$44,693	$112,169	$85,471

(1) Included in RWI’s accounts receivable at June 30, 2005 is approximately $20.3 million related to amounts outstanding for Cable services included on consolidated bills to customers.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and six months ended June 30, 2005, the total amounts paid by us to these related parties are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$304	$300	$348	$300
Programming services	-	-	1,552	-
Interest charges and other financing fees	5,603	4,291	13,085	6,937
	$5,907	$4,591	$14,985	$7,237

Rogers Cable Inc.	13	Second Quarter 2005

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2005, there were no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted in the six months ended June 30, 2005.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.

Rogers Cable Inc.	14	Second Quarter 2005

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures
(As reported)

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, except ARPU figures and operating profit margin) (Subscribers in thousands)	2005	2004	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$319.1	$306.9	$637.2	$617.0
Divided by: Average basic cable subscribers	2,244.3	2,259.0	2,248.3	2,262.9
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$47.39	$45.29	$47.24	$45.44
Internet ARPU
Internet revenue	$107.3	$91.8	$211.7	$181.6
Divided by: Average Internet subscribers	1,006.1	827.6	984.8	812.8
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$35.55	$36.97	$35.83	$37.24
Cable:
Operating Profit	$168.8	$167.3	$342.3	$333.5
Divided by Revenue	426.4	398.7	848.9	798.6
Cable Operating Profit Margin	39.6%	42.0%	40.3%	41.8%
Video:
Operating Profit	$2.7	$6.0	$9.9	$11.0
Divided by Revenue	74.7	76.9	158.4	150.8
Video Operating Profit Margin	3.6%	7.8%	6.3%	7.3%
Customer relationships (unique)
Basic cable subscribers			2,238.3	2,252.2
Internet subscribers			1,021.7	836.3
Less: Subscribers to both basic cable and Internet			(901.6)	(753.3)
			2,358.4	2,335.2
Revenue Generating Units (RGU's)
Basic cable subscribers			2,238.3	2,252.2
Internet subscribers			1,021.7	836.3
Digital subscribers (households)			769.1	589.7
			4,029.1	3,678.2

Rogers Cable Inc.	15	Second Quarter 2005

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc.
Historical Quarterly Summary

(thousands of dollars,	2005		2004				2003
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue (1)
Cable services	$318,199	$319,056	$310,089	$306,831	$316,298	$319,835	$288,879	$290,910	$298,657	$307,950
Internet services	104,361	107,320	89,801	91,832	96,539	100,740	75,343	79,233	81,665	86,050
Video stores operations	83,641	74,735	73,887	76,940	77,449	88,678	69,570	65,122	66,144	81,800
Intercompany eliminations	(945)	(1,032)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
	505,256	500,079	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Operating expenses
Cost of video stores sales	38,420	34,147	32,977	36,901	36,048	40,010	33,176	29,494	29,040	38,228
Sales and marketing expenses	64,490	67,900	59,289	58,332	68,300	62,833	48,814	48,686	49,293	58,275
Operating, general and administrative expenses	222,622	227,503	210,325	207,076	212,795	215,374	194,514	195,207	200,548	202,574
Management fees	10,105	9,971	9,462	9,497	9,787	10,167	8,560	8,589	8,823	9,413
Intercompany eliminations	(945)	(1,032)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
Total operating expenses	334,692	338,489	311,350	311,049	326,015	327,495	284,270	281,097	286,884	307,782
Operating profit before management fees (1)	180,669	171,561	171,186	173,294	173,143	191,036	157,288	161,878	167,585	176,723
Management fees	(10,105)	(9,971)	(9,462)	(9,497)	(9,787)	(10,167)	(8,560)	(8,589)	(8,823)	(9,413)
Operating profit (1)	170,564	161,590	161,724	163,797	163,356	180,869	148,728	153,289	158,762	167,310
Depreciation and amortization	124,140	115,462	118,702	117,465	112,199	137,672	119,346	121,164	122,938	118,602
Operating income	46,424	46,128	43,022	46,332	51,157	43,197	29,382	32,125	35,824	48,708
Interest expense	(69,701)	(64,397)	(60,264)	(60,683)	(60,916)	(66,054)	(58,536)	(60,246)	(61,830)	(60,058)
Dividend income from affiliated company	-	-	-	-	-	-	1,436	1,548	1,504	-
Foreign exchange gain (loss)	(868)	(2,545)	(19,624)	(39,606)	9,512	8,629	16,991	16,345	1,507	14,459
Change in fair value of derivative instruments	1,037	173	18,349	21,483	(2,713)	(2,549)	-	-	-	-
Loss on repayment of long-term debt	-	-	(18,013)	-	-	-	-	(5,945)	-	-
Other income (expense), net	493	2,344	(1,024)	150	73	(71)	618	(251)	(270)	(613)
Income tax (expense) reduction	(1,385)	(1,386)	(1,044)	(1,772)	(1,472)	3,092	(2,379)	(1,706)	(1,735)	(1,721)
Net income (loss) for the period	$(24,000)	$(19,683)	$(38,598)	$(34,096)	$(4,359)	$(13,756)	$(12,488)	$(18,130)	$(25,000)	$775
Basic and diluted income (loss) per share	$(0.11)	$(0.09)	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.06)	$(0.09)	$(0.12)	$0.00
Additions to PP&E (2)	115,850	181,688	91,575	126,510	126,524	243,297	98,270	114,774	122,081	174,437

(1)    As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(2)    As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

Rogers Cable Inc.	16	Second Quarter 2005

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, amended Form 20-F/A and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	17	Second Quarter 2005

Rogers Cable Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2005

Rogers Cable Inc.	1	Second Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share data)	2005	2004	2005	2004
Operating revenue	$500,079	$474,846	$1,005,335	$947,920
Cost of video store sales	34,147	36,901	72,567	69,878
Sales and marketing expenses	67,900	58,332	132,390	117,620
Operating, general and administrative expenses	226,471	206,319	448,148	415,943
Management fees	9,971	9,497	20,076	18,958
Depreciation and amortization	115,462	117,465	239,602	236,167
Operating income	46,128	46,332	92,552	89,354
Interest:
Long-term debt	(59,627)	(60,683)	(127,210)	(120,947)
Notes payable to Rogers Communications Inc.	(4,770)	-	(6,888)	-
	(18,269)	(14,351)	(41,546)	(31,593)
Loss on repayment of long-term debt	-	-	-	(18,013)
Foreign exchange loss	(2,545)	(39,606)	(3,413)	(59,230)
Change in the fair value of derivative instruments	173	21,483	1,210	39,832
Writedown of investments	-	(494)	-	(494)
Gain on sale of investments	2,298	-	2,787	-
Other income (expense)	46	644	50	(381)
Loss before income taxes	(18,297)	(32,324)	(40,912)	(69,879)
Income tax expense	1,386	1,772	2,771	2,815
Loss for the period	$(19,683)	$(34,096)	$(43,683)	$(72,694)
Loss per share - basic and diluted (note 4)	$(0.09)	$(0.16)	$(0.20)	$(0.33)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	2	Second Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities:
Loss for the period	$(19,683)	$(34,096)	$(43,683)	$(72,694)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	130,165	134,567	270,283	268,002
Loss on repayment of long-term debt	-	-	-	18,013
Writedown of investments	-	494	-	494
Gain on sale of investments	(2,298)	-	(2,787)	-
Unrealized foreign exchange loss	1,819	38,566	2,522	57,815
Change in the fair value of derivative instruments	(173)	(21,483)	(1,210)	(39,832)
Stock-based compensation expense	1,871	2,321	3,479	3,746
Other	73	(514)	240	461
	111,774	119,855	228,844	236,005
Change in non-cash working capital (note 7)	7,305	5,826	(20,620)	1,389
	119,079	125,681	208,224	237,395
Financing activities:
Issuance of long-term debt	72,000	-	454,000	860,050
Repayment of long-term debt	(343,012)	(11)	(694,671)	(733,023)
Premium on repayment of long-term debt	-	-	-	(14,475)
Financing costs incurred	(2,400)	-	(2,400)	(7,766)
Proceeds on maturity of cross-currency interest rate exchange agreements	-	-	402,191	-
Repayment on maturity of cross-currency interest rate exchange agreements	-	-	(470,825)	-
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)	(36,000)	(36,000)
Issue of notes payable to Rogers Communications Inc.	362,000	-	568,000	-
Repayment of notes payable to Rogers Communications Inc.	-	-	(66,000)	-
	70,588	(18,011)	154,295	68,786
Investing activities:
Property, plant and equipment expenditures	(181,688)	(126,510)	(297,538)	(218,086)
Change in non-cash working capital related to property, plant and equipment	9,213	(1,889)	(27,891)	(28,637)
Additions to video rental inventory	(17,101)	(13,744)	(31,572)	(28,325)
Pre-operating costs incurred	(6,939)	-	(10,690)	-
Proceeds on sale of investments	2,298	-	2,787	-
Proceeds on sale of property, plant and equipment	46	1,169	150	1,379
	(194,171)	(140,974)	(364,754)	(273,669)
Increase (decrease) in cash and cash equivalents	(4,505)	(33,304)	(2,235)	32,512
Cash and cash equivalents (deficiency), beginning of period	(16,147)	48,841	(18,417)	(16,975)
Cash and cash equivalents (deficiency), end of period	$(20,652)	$15,537	$(20,652)	$15,537
Supplemental cash flow information:
Interest paid	$76,048	$54,406	$143,989	$108,439
Income taxes paid	1,347	1,772	2,943	2,615

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	3	Second Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	June 30,	December 31,
(in thousands of dollars)	2005	2004
ASSETS
Current assets:
Accounts receivable	$76,483	$99,545
Other current assets	78,744	79,024
	155,227	178,569
Property, plant and equipment	2,768,367	2,709,894
Goodwill	926,445	926,445
Deferred charges	56,442	45,877
Other long-term assets	800	1,140
	$3,907,281	$3,861,925
Liabilities and Shareholder's Deficiency
Current liabilities:
Bank advances	$20,652	$18,417
Accounts payable and accrued liabilities	285,994	377,578
Notes payable to Rogers Communications Inc.	743,000	241,000
Current portion of long-term debt (note 2)	613	351,526
Current portion of derivative instruments	-	69,967
Due to parent and affiliated companies (note 8)	21,934	4,468
Unearned revenue	48,765	46,561
	1,120,958	1,109,517
Long-term debt (note 2)	2,750,488	2,603,327
Derivative instruments	258,942	295,227
	4,130,388	4,008,071
Shareholder's deficiency (note 3)	(223,107)	(146,146)
	$3,907,281	$3,861,925

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	4	Second Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	Six Months Ended,
	June 30,	June 30,
(in thousands of dollars)	2005	2004
Deficit, beginning of the period	$(2,047,491)	$(1,953,743)
Adjustment for change in accounting policy related to stock-based compensation	-	(2,939)
Deficit, as restated	(2,047,491)	(1,956,682)
Loss for the period	(43,683)	(72,694)
Deficit, end of the period	$(2,091,174)	$(2,029,376)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	5	Second Quarter 2005

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended June 30, 2005 and 2004

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.    Basis of Presentation and Accounting Policies:

These interim Unaudited Consolidated Financial Statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what subsequent quarter’s operating results will be.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

2.    Long-term Debt:

		Interest	June 30,	December 31,
(in thousands of dollars)		Rate	2005	2004
(i)	Bank credit facilities	Floating	$111,000	$-
(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	428,960	421,260
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	428,960	421,260
(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	428,960	421,260
(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	343,168	337,008
(ix)	Senior Second Priority Debentures, due 2032	8.75%	245,120	240,720
(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.0%	139,320	136,819
(xi)	Obligations under capital lease	8.836%	613	637
			$2,751,101	$2,954,853
Current portion of long-term debt			(613)	(351,526)
			$2,750,488	$2,603,327

In June 2005, the Company amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

Rogers Cable Inc.	6	Second Quarter 2005

Long-term Debt (continued):

Repaid:

On March 15, 2005, the Company repaid on maturity US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate agreement of US$283.4 million notional amount that qualified as a hedge for accounting purposes for a portion of these 10.0% notes.

On March 15, 2005, a cross-currency interest rate agreement of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

3.    Shareholder’s Deficiency:

	June 30,	December 31,
(in thousands of dollars)	2005	2004
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred
shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred
shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred
shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred
shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred
shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred
shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares,
redeemable at fair market value per share of
consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,454,808	1,490,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	1,846,466	1,882,466
Contributed surplus	21,601	18,879
Deficit	(2,091,174)	(2,047,491)
Shareholder's Deficiency	$(223,107)	$(146,146)

i)
During the three months and six months ended June 30, 2005, the Company distributed $18.0 million and $36.0 million, respectively, to Rogers Communications Inc. (“RCI”) and recorded these amounts as a reduction in the stated capital of the Class B Common shares.

Rogers Cable Inc.	7	Second Quarter 2005

Shareholder’s Deficiency (continued):

ii)           Stock based compensation:

During the three months and six months ended June 30, 2005, the Company recorded compensation expense of approximately $1.4 million and $2.8 million, respectively (2004 - $2.2 million and $3.7 million, respectively), related to RCI stock options granted to employees with a corresponding amount recorded to contributed surplus.

No options were granted in the three months ended June 30, 2005. The weighted average estimated fair value at the date of the grant for RCI stock options granted for the six months ended June 30, 2005 was $15.34 (2004 - three and six months ended $11.90 and $11.90, respectively). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	-	4.38%	4.01%	4.38%
Dividend yield	-	0.40%	0.29%	0.40%
Volatility factor of the future expected market price of RCI's
Class B Non-Voting shares	-	45.24%	43.93%	45.24%
Weighted average expected life of the options	-	6.1 years	5.6 years	6.1 years

4.    Loss Per Share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share amounts)	2005	2004	2005	2004
Numerator:
Loss for the period	$(19,683)	$(34,096)	$(43,683)	$(72,694)
Denominator:
Weighted average shares outstanding-basic and diluted	218,166	218,166	218,166	218,166
Loss per share for the period - basic and diluted	($0.09)	($0.16)	($0.20)	($0.33)

5.    Pensions:

During the three months and six months ended June 30, 2005, the Company has made required contributions to the RCI pension plans in the amount of $2.7 million and $5.5 million (2004 - $2.0 million and $3.0 million). Total pension expense for the three and six months ended June 30, 2005 was $2.1 million and $4.9 million (2004 - $2.0 million and $3.0 million). In addition, the Company recorded expense of nil and $0.1 million (2004 - $0.1 million and $0.1 million) for the three months and six months ended June 30, 2005, related to unfunded supplemental executive retirement plans.

Rogers Cable Inc.	8	Second Quarter 2005

6.    Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

During the six months ended June 30, 2005, 45,576 (2004 - 50,916) restricted share units were issued to employees of the Company. No restricted share units were issued in the three months ended June 30, 2005 (2004 - 50,916). As at June 30, 2005, 96,492 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the RCI Class B Non-Voting shares. Compensation expense for the three months and six months ended June 30, 2005 related to these restricted share units was $0.4 million and $0.7 million, respectively (2004 - $0.1 million and $0.1 million).

7.    Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Decrease (increase) in accounts receivable	$3,729	$(5,171)	$23,062	$3,897
Increase (decrease) in accounts payable and accrued liabilities	(8,211)	12,557	(64,450)	(2,609)
Increase in unearned revenue	1,608	1,525	2,204	11,500
Decrease (increase) in other assets	(7,861)	(6,563)	1,098	(8,500)
Increase (decrease) in amounts due to parent and affiliated companies, net	18,040	3,478	17,466	(2,899)
	$7,305	$5,826	$(20,620)	$1,389

8.    Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	June 30,	December 31,
(in thousands of dollars)	2005	2004
RCI	$21,311	$4,935
Rogers Wireless Inc. ("RWI")	(3)	(1,777)
Rogers Media Inc. ("Media")	918	1,326
Other affiliated companies	(292)	(16)
	$21,934	$4,468

The above amounts reflect inter-company charges for capital and operating expenditures that are short term in nature.

Rogers Cable Inc.	9	Second Quarter 2005

Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$9,971	$9,497	$20,076	$18,958
Interest on notes payable	4,770	-	6,888	-
Interest related to capital leases	4	7	8	14
Cost of shared operating expenses	24,675	19,716	46,235	39,976
Additions to PP&E	13,936	3,252	16,732	5,363
	53,356	32,472	89,939	64,311
RWI:
Wireless products and services	1,001	769	1,737	1,642
Wireless products and services for resale	8,589	5,218	11,749	7,014
Transmission facilities	(326)	(110)	(652)	(220)
Rent expense	1,284	1,013	2,567	2,024
Consolidated billing services (1)	1,337	588	2,576	1,164
Subscriber activation commissions and customer service	(7,014)	(3,705)	(14,003)	(8,501)
Cost of PP&E	-	-	125	-
	4,871	3,773	4,099	3,123
Media:
Access fees	(1,907)	(1,574)	(3,627)	(3,030)
Advertising and production costs	540	532	747	980
Sales commissions	273	283	530	565
Programming fees	6,070	5,201	11,267	10,389
	4,976	4,442	8,917	8,904
Other:
Programming fees paid to related broadcasters	4,723	4,006	9,214	9,133
	4,723	4,006	9,214	9,133
	$67,926	$44,693	$112,169	$85,471

(1)    Included in RWI’s accounts receivable at June 30, 2005 is approximately $20.3 million related to amounts outstanding for Cable services included on consolidated bills to customers.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and six months ended June 30, 2005, the total amounts paid by us to these related parties are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$304	$300	$348	$300
Programming services	-	-	1,552	-
Interest charges and other financing fees	5,603	4,291	13,085	6,937
	$5,907	$4,591	$14,985	$7,237

Rogers Cable Inc.	10	Second Quarter 2005

9.    Segmented Information:

For the three months ended June 30, 2005	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$426,376	$74,735	$(1,032)	$500,079
Cost of sales	-	34,147	-	34,147
Sales and marketing expenses	34,554	33,346	-	67,900
Operating, general and administrative expenses	222,988	4,515	(1,032)	226,471
Management fees	8,476	1,495	-	9,971
Depreciation and amortization	112,689	2,773	-	115,462
Operating income	$47,669	$(1,541)	$-	46,128
Interest:
Long-term debt				59,627
Intercompany				4,770
Gain on sale of investments				(2,298)
Foreign exchange loss				2,545
Change in the fair value of derivative instruments				(173)
Other items, net				(46)
Income tax expense				1,386
Loss for the period				$(19,683)

For the three months ended June 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$398,663	$76,940	$(757)	$474,846
Cost of sales	-	36,901	-	36,901
Sales and marketing expenses	28,423	29,909	-	58,332
Operating, general and administrative expenses	202,963	4,113	(757)	206,319
Management fees	7,958	1,539	-	9,497
Depreciation and amortization	114,271	3,194	-	117,465
Operating income	$45,048	$1,284	$-	46,332
Interest:
Long-term debt				60,683
Intercompany				-
Writedown of investments				494
Foreign exchange loss				39,606
Change in fair value of derivative instruments				(21,483)
Other items, net				(644)
Income tax expense				1,772
Loss for the period				$(34,096)

Rogers Cable Inc.	11	Second Quarter 2005

Segmented Information (continued):

For the six months ended June 30, 2005	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$848,936	$158,376	$(1,977)	$1,005,335
Cost of sales	-	72,567	-	72,567
Sales and marketing expenses	66,251	66,139	-	132,390
Operating, general and administrative expenses	440,361	9,764	(1,977)	448,148
Management fees	16,908	3,168	-	20,076
Depreciation and amortization	234,067	5,535	-	239,602
Operating income	$91,349	$1,203	$-	92,552
Interest:
Long-term debt				127,210
Intercompany				6,888
Gain on sale of investments				(2,787)
Foreign exchange loss				3,413
Change in the fair value of derivative instruments				(1,210)
Other items, net				(50)
Income tax expense				2,771
Loss for the period				$(43,683)

For the six months ended June 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$798,553	$150,827	$(1,460)	$947,920
Cost of sales	-	69,878	-	69,878
Sales and marketing expenses	56,021	61,599	-	117,620
Operating, general and administrative expenses	409,048	8,355	(1,460)	415,943
Management fees	15,941	3,017	-	18,958
Depreciation and amortization	230,563	5,604	-	236,167
Operating income	$86,980	$2,374	$-	89,354
Interest:
Long-term debt				120,947
Writedown of investments				494
Loss on repayment of long-term debt				18,013
Foreign exchange loss				59,230
Change in fair value of derivative instruments				(39,832)
Other items, net				381
Income tax expense				2,815
Loss for the period				$(72,694)

Rogers Cable Inc.	12	Second Quarter 2005